Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Telephone: (212) 248-3140

Facsimile: (212) 248-3141

www.faegredrinker.com

July 29, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aaron Brodsky

Re:	Constitution Capital Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-286895; 811- 23787

Dear Mr. Brodsky:

The following responds to the additional comments provided via telephone on July 2, 2025, in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”), filed pursuant to Rule 486(b) under the Securities Act. The changes to the Fund’s disclosure discussed below will be reflected in a future amendment to the registration statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Cover Page

1.	Comment: With respect to the Staff’s initial Comment 1 regarding the definition of Private Assets:

a.	Please revise the disclosure to clarify whether the direct investments in the equity or debt of operating companies described in item (i) will consist only of private equity or debt. Further, please clarify in disclosure the nature of the direct credit investments including the nature of the debt comprising such investment.

Response: The Fund respectfully notes that the definition of Private Assets clarifies that direct investments in the equity or debt of operating companies will consist only of private equity or debt. Additionally, item (i) explains that Direct Credit Investments refer to the debt of private operating companies.

b.	Please revise the disclosure to clarify whether item (iv) direct or secondary purchases of liquid credit investments, and item (v) other liquid investments, will consist only of privately offered instruments.

Response: The Fund respectfully notes that items (i) through (vi) are referring to the Fund’s investments generally and include categories of investments not within the definition of Private Assets. The definition of Private Assets clarifies which of the items listed in (i) through (vi) are privately offered instruments, and as such, are included within the definition of Private Assets. The Fund supplementally confirms that item (iv) direct or secondary purchases of liquid credit investments, and item (v) other liquid investments, do not consist only of privately offered instruments.

c.	If any of the investments listed in items (i) through (vi) of the definition of private assets are not considered private, then consider revising the disclosure so as not to include these investments under the definition.

Response: The Fund respectfully notes that the definition of Private Assets lists which of the items listed in (i) through (vi) are privately offered instruments, i.e., Direct Investments (except for publicly listed private equity investments), Portfolio Funds, Secondary Investments in Portfolio Funds and Primary Investments, each as defined in items (i) through (vi).

d.	Please consider disclosing how much the Fund is allocating towards equity investments versus debt investments.

Response: The Fund will disclose that it expects to allocate the vast majority of its assets to private equity investments in the Revised Registration Statement.

2.	Comment: In connection with the Staff’s initial Comment 8, please more clearly describe in disclosure the phrase “other liquid investments.”

Response: The Fund respectfully notes that it initially contemplated making a change in response to the Staff’s initial Comment 8 but determined that the phrase “other liquid investments” is already described in the Registration Statement: “… (v) other liquid investments (i.e. strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity)….”

3.	Comment: In connection with the Staff’s initial Comment 12, please add the disclosure noted in the Fund’s response to the Staff’s initial comment letter.

Response: The Fund respectfully notes that the disclosure was included on page 54 of the Registration Statement.

4.	Comment: In connection with the Staff’s initial Comment 11, in Footnote 2 to the fee table, please clarify that sales charges will vary due to the varying charges imposed by intermediaries.

Response: The Fund will add the requested disclosure in the Revised Registration Statement.

5.	Comment: In connection with the Staff’s initial Comment 18 and in connection with the following disclosure on page 17 “The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments, principally certain Primary Investments, Secondary Investments and Direct Investments, due to the nature of those investments,” please clarify supplementally that this disclosure is referencing a total of 6 months. If the disclosure is referring to a period for longer than 6 months, then please disclose the total length of time that it is expected to fully investment in accordance with the Fund’s objective and policy.

Response: The Fund supplementally notes that the disclosure is referring to a period longer than 6 months. The Fund’s portfolio is generally fully invested in accordance with its investment objective and strategies; however, the disclosure is referring to the amount of time it may take to invest new proceeds received in each monthly subscription, which timeline is dependent on the facts and circumstances surrounding a particular investment. Disclosure under the heading “Use of proceeds” explains why delays in investing the Fund’s assets may occur. The Fund will review the disclosure to determine if further clarification is necessary.

6.	Comment: In connection with the response to the Staff’s initial Comment 20 related to the term “alternative assets,” please reconcile the definition of “alternative assets” with disclosure regarding the term “private assets” earlier in the filing, which appears to be broad enough to include some of the conventional investment categories that are excluded from the alternative assets definition.

Response: The Fund will remove the term “alternative assets” in the Revised Registration Statement.

7.	Comment: In connection with the Staff’s initial Comment 23, please make the requested updates.

Response: The Fund will revise the noted disclosure in the Revised Registration Statement.

8.	Comment: In connection with the Staff’s initial Comment 29, please remove the following disclosure on page S-1: “This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC, or any other applicable authority.”

Response: The Fund will remove the noted disclosure in the Revised Registration Statement.

9.	Comment: On page 51, the term “financial intermediary” is capitalized, but this does not appear to be a defined term.

Response: The Fund will remove the capitalization from this term in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Joshua M. Lindauer
Joshua M. Lindauer

cc:	Joshua Deringer, Partner, Faegre Drinker